FILED PURSUANT TO RULE 424(b) (3) AND (c)
FILE NO. 333-136630

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 31, 2006

MAXIMUS EXPLORATION CORPORATION
Shares of Common Stock
500,000 Minimum - 2,000,000 Maximum

        This prospectus supplement supplements our prospectus dated August 31, 2006 relating to the sale of up to a total of 2,000,000 shares of common stock in a direct public offering, without any involvement of underwriters or broker-dealers, 500,000 shares minimum, 2,000,000 shares maximum. The offering price is $0.10 per share. The minimum number of shares must be sold within the 270 days from August 31, 2006.

        In the prospectus we stated that our common stock will be sold on our behalf by Robert M. Robertson, one of our officers and directors. Mr. Robertson will not receive any commissions or proceeds from the offering for selling shares on our behalf.

        The original prospectus is amended to reflect that our common stock will not be sold by Mr. Robertson, but will be sold by our other officer and director Randy Doherty. Mr. Doherty will not receive any commissions or proceeds from the offering for selling shares on our behalf.

        The "Plan of Distribution; Terms of the Offering" section of the original prospectus is hereby amended and supplemented to reflect the foregoing and further that Mr. Doherty is not statutorily disqualified, is not being compensated, and is not associated with a broker/dealer. He is and will continue to be one of our officers and directors at the end of the offering and has not been during the last twelve months and is currently not a broker/dealer or associated with a broker/dealer. He will not participate in selling and offering securities for any issuer more than once every twelve months.

        The date of this prospectus supplement is December 19, 2006.